UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

THE CHARLES SCHWAB CORPORATION

(Name of Subject Company (Issuer))

THE CHARLES SCHWAB CORPORATION (ISSUER)

(Names of Filing Persons (Issuer and Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

808513-10-5

(CUSIP Number of Class of Securities)

Joseph R. Martinetto

Executive Vice President and Chief Financial Officer

The Charles Schwab Corporation

120 Kearny Street

San Francisco, California 94108

(415) 636-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on

Behalf of Filing Persons)

with a copy to:

Lawrence B. Rabkin, Esq.

Teresa L. Johnson, Esq.

Edward A. Deibert, Esq.

Howard Rice Nemerovski Canady Falk & Rabkin,

A Professional Corporation

Three Embarcadero Center, 7th Floor

San Francisco, California 94111

(415) 434-1600

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
N/A	N/A

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Contacts:

MEDIA:	INVESTORS/ANALYSTS:
Greg Gable	Rich Fowler
Charles Schwab	Charles Schwab
Phone: 415-636-5847	Phone: 415-636-9869

SCHWAB ANNOUNCES $3.5 BILLION CAPITAL RESTRUCTURING,

DECLARES QUARTERLY DIVIDEND

SAN FRANCISCO, July 2, 2007 — The Charles Schwab Corporation today announced its plan to return approximately $3.5 billion in capital to stockholders and create a more efficient and cost-effective capital structure. This plan follows the completion, on July 1, 2007, of the sale of U.S. Trust Corporation, which generated $2.7 billion of after-tax proceeds. The plan includes the following components:

•

A special cash dividend of $1.00 per common share, which will return approximately $1.2 billion to stockholders. The special dividend is payable on August 24, 2007, to stockholders of record at the close of business on July 24, 2007.

•

A $2.3 billion share repurchase through a modified “Dutch Auction” Tender Offer and a separate Stock Purchase Agreement with Chairman and CEO Charles R. Schwab, the company’s largest stockholder. The Stock Purchase Agreement will maintain Mr. Schwab’s beneficial ownership of the company at its current level of approximately 18 percent.

•	Debt offerings of up to $750 million consisting of a combination of senior notes and hybrid capital securities.

“The Board of Directors and I believe our plan represents a balanced approach to refining the company’s capital structure on behalf of our stockholders,” said Mr. Schwab. “We are focused on sustaining a strong, flexible balance sheet that enables the company to continue funding the growth of its core businesses.”

Chief Financial Officer Joe Martinetto said, “We have conducted a thorough review of alternatives for deploying both the proceeds from the sale of U.S. Trust and our other available financial resources, and we believe this plan is an efficient means of achieving an appropriate level and mix of capital for Schwab.”

Separately, the Board also declared a regular quarterly cash dividend today of $0.05 per common share. The dividend is payable on August 24, 2007, to stockholders of record at the close of business on July 24, 2007.

$2.3 Billion Share Repurchase Program

The Tender Offer, which will commence tomorrow, July 3, 2007, will be for up to 84 million shares, representing approximately 7% of the company’s outstanding common stock, with the right to purchase up to an additional 25 million shares, subject to certain limitations and legal requirements.

On the terms and subject to the conditions of the Tender Offer, stockholders will have the opportunity to tender some or all of their shares at a price per share not less than $19.50 or more than $22.50. The Tender Offer is expected to expire at midnight Eastern time on July 31, 2007, unless extended. The modified “Dutch Auction” structure will allow stockholders to indicate how many shares and at what price within the specified range they wish to tender. Based on the number of shares tendered and the prices specified by the tendering stockholders, the company will determine the lowest price per share within the range that will enable it to purchase up to 84 million shares, or such lesser number of shares as are properly tendered and not properly withdrawn. Instructions and an explanation of the terms and conditions of the Tender Offer are contained in the offer to purchase and related materials that are being mailed to stockholders. The tender offer is not contingent upon the receipt of financing or upon any minimum number of shares being tendered, but is subject to certain terms and conditions as described in the offer to purchase and related documents.

Under a Stock Purchase Agreement executed today, Mr. Schwab has agreed not to participate in the Tender Offer but, together with certain stockholders whose shares Mr. Schwab is deemed to beneficially own, will sell up to 18 million shares to the company after completion of the Tender Offer. The number of shares to be repurchased will be calculated to result in Mr. Schwab maintaining the same beneficial ownership interest in the company’s outstanding common stock that he currently has (approximately 18 percent) and does not take into consideration Mr. Schwab’s outstanding options to acquire stock. The purchase price under the Stock Purchase Agreement will be the same price per share as is determined and paid in the Tender Offer.

This Tender Offer is in addition to the $446 million remaining under the existing Board stock repurchase authorization. The company has repurchased 12.7 million shares for $251 million during the second quarter 2007; year-to-date, it has repurchased 33.4 million shares for $642 million.

Important Information Regarding Tender Offer

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell shares of the company’s Common Stock. The company has not commenced the Tender Offer described in this announcement. The Tender Offer will be made only pursuant to the offer to purchase, letter of transmittal and related documents that the company will be distributing shortly to its stockholders and filing with the Securities and Exchange Commission (which filing is expected to occur on Tuesday). Stockholders should read and evaluate carefully the offer to purchase, letter of transmittal and related documents when they become available, as they will contain important information, including the various terms of, and conditions to, the Tender Offer. Following the commencement of the Tender Offer, stockholders may obtain a free copy of the Tender Offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that the company will be filing shortly with the Securities and Exchange Commission at the Commission’s website at www.sec.gov, or from D.F. King & Co, Inc., the company’s information agent for the Tender Offer, by directing a request to D.F. King & Co., Inc., 48 Wall Street, New York, NY 10005 or calling toll-free at 1-800 659-6590. Copies of these materials will also be mailed to stockholders of record following the commencement of the Tender Offer.

Neither the company nor the Board, the dealer manager, the information agent or the depositary makes any recommendation to the company’s stockholders as to whether to tender or refrain from tendering their shares in the tender offer or as to the price within the specified price range at which they may choose to tender their shares. Stockholders are urged to read and evaluate carefully the information contained in the offer to purchase, letter of transmittal and related documents prior to making any decision with respect to the tender offer.

Important Information Regarding Debt Issuance

This is not an offer to sell or a solicitation of an offer to buy the senior notes or hybrid capital securities. The proposed offer and sale of the senior notes and hybrid capital securities may be made only pursuant to supplements to prospectuses contained in shelf registrations declared effective by the Securities and Exchange Commission. The terms of the senior notes and hybrid capital securities are subject to the preparation, negotiation and completion of definitive documents, and the timing and amount of these offerings may be affected by market conditions, including the demand for new corporate debt issues. The specific terms of the senior notes and hybrid capital securities will be described in one or more prospectus supplements or pricing supplements to be filed with the Securities and Exchange Commission and may be obtained free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

About Charles Schwab

The Charles Schwab Corporation (Nasdaq: SCHW) is a leading provider of financial services, with more than 300 offices and 6.9 million client brokerage accounts, 1.1 million corporate retirement plan participants, 165,000 banking accounts, and $1.4 trillion in client assets. Through its operating subsidiaries, the company provides a full range of securities brokerage, banking, money management and financial advisory services to individual investors and independent investment advisors. Its broker-dealer subsidiary, Charles Schwab & Co., Inc. (member SIPC, http://www.sipc.org), and affiliates offer a complete range of investment services and products including an extensive selection of mutual funds; financial planning and investment advice; retirement plan and equity compensation plan services; referrals to independent fee-based investment advisors; and custodial, operational and trading support for independent, fee-based investment advisors through its Schwab Institutional division. The Charles Schwab Bank, N.A. (member FDIC) provides banking and mortgage services and products. CyberTrader(R), Inc. (member SIPC, http://www.sipc.org) is an electronic trading technology and brokerage firm providing services to highly active, online traders. More information is available at http://www.schwab.com.